EXHIBIT NO. 99.02

                                                COMPANY'S FORM 8-K
                                                September 23, 1993

                                                Pages 2 & 3



   Item 5.   Other Events.

        On September 22, 1993, Primerica and TC issued a joint press release announcing that they were engaged in discussions concerning a possible business merger. On that day, complaints with respect to seven purported class actions were filed in the Connecticut Superior Court for the Judicial District of Hartford at Hartford/ New Britain, generally naming TC, Primerica and the individual directors of TC as defendants. On September 23, 1993, complaints with respect to six purported class actions were filed with that court and two actions were brought in the Connecticut Superior Court for the Judicial District of New Haven at New Haven, and on September 24, 1993, four such complaints were filed, two in the Superior Court for the Judicial District of Hartford and two in the Superior Court for the Judicial District of New Haven. Primerica was named as a defendant in all but two of these nineteen actions. It is possible that additional actions of this nature may be filed.

        Each of the plaintiffs in these cases alleges, among other things, that (i) such plaintiff is a holder of TC stock;
   (ii) the defendants have by their wrongful acts deprived the plaintiffs of the opportunity to maximize the value of their TC Common Stock; (iii) the individual defendants have, as directors of TC, breached their fiduciary duties of good faith, fair dealing, due care and candor to the public stockholders of TC; and (iv) that the exchange ratio of Primerica Common Stock for TC Common Stock contemplated by the Merger is grossly inadequate and unfair.

        The plaintiffs request, in each case, certification of the action as a class action and of the plaintiffs as class representatives, and seek relief in various forms, including: declaratory judgment that the defendants have breached their fiduciary duties to the plaintiffs and other members of the class of TC's shareholders; an order that the defendants take appropriate measures to assure an open and vigorous auction for TC; to maximize shareholder value; preliminary and permanent injunctive relief against the defendants' proceeding with the merger, or alternatively if the merger shall be consummated, its rescission; compensatory damages, costs and counsel fees for the plaintiffs; and/or such other relief as the court may deem just and equitable.

















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                                                COMPANY'S FORM 10-Q
                                                September 30, 1993

                                                Page 26

   Item 1.  Legal Proceedings.

        For information concerning purported class action lawsuits arising from the announcement of the proposed merger between the Company and Travelers, reference is made to the description that appears in Item 5 of the Company's Current Report on Form 8-K dated September 23, 1993. Since the filing of that report, one additional purported class action suit arising from the announcement of the proposed merger has been brought in the New York State Supreme Court.




























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                                                COMPANY'S FORM 8-K
                                                March 1, 1994

                                                Page 2

   Item 5.  OTHER EVENTS.

        As previously disclosed by the Company, in response to the announcement in September 1993 of the merger between the Company and old Travelers, a number of purported class action lawsuits were filed in state court in Connecticut and New York against old Travelers, its directors and the Company and certain of its directors. For information concerning these cases, see the description that appears in the last paragraph on page 2 and the first two paragraphs on page 3 of the Company's Current Report on Form 8-K dated September 23, 1993, and the third paragraph on page 26 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 23, 1993, and the third paragraph on page 26 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1993, which descriptions are incorporated by reference herein. A copy of the pertinent paragraphs of such filings is included as Exhibit 99.01 to this Form 8-K. These cases are now consolidated in Connecticut in a case entitled Robert Brandt, IRA, et al. v. The Travelers Corporation, et al. The consolidated amended complaint generally seeks damages on behalf of shareholders of old Travelers based on the alleged inadequacy of the merger consideration offered by the Company under the terms of the merger agreement. In January 1994, the defendants filed a motion to dismiss the case based on, among other things, Connecticut law limiting claims by dissenting shareholders to statutory appraisal rights.